Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

August 28, 2014

USA ▾ Exchange Traded Notes (ETNs) ▾ English ▾

BARCLAYS

BARX INVESTOR SOLUTIONS

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Asset Cl...	ETN Name	ETN Ticker	Primary Exchange	Inception Date	Maturity Date
Fixed Income	Barclays Inverse US Treasury Composite ETN	TAPR	The NASDAQ Stock Market	14 Jul 2014	24 Jul 2024
Equities	Barclays ETN+ S&P VEQTOR™ ETN	VQT	NYSE Arca	31 Aug 2010	08 Sep 2020
Equities	Barclays ETN+ Select MLP ETN	ATMP	NYSE Arca	12 Mar 2013	18 Mar 2043
Equities	Barclays Women in Leadership ETN	WIL	NYSE Arca	09 Jul 2014	15 Jul 2024
Equities	Barclays ETN+ Shiller CAPE™ Index ETNs	CAPE	NYSE Arca	10 Oct 2012	12 Oct 2022
Equities	Barclays ETN+ Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return Index	BXUB	NYSE Arca	17 Nov 2009	20 Nov 2014
Equities	Barclays ETN+ Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return Index	BXUC	NYSE Arca	17 Nov 2009	20 Nov 2014

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Disclaimer

Selected Risk Considerations:

An investment in the Barclays ETN+ ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized under "Select Risk Considerations" below, and select product specific risk factors are summarized under "Select Risk Considerations" on the relevant product pages, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price ("VWAP") level, in the case of the Barclays ETN+ Select MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

No Guaranteed Interest Payments and Coupon Payments: You may not receive any interest payments or coupon payments on the ETNs. Certain ETNs will not pay any such payments by their terms. For those ETNs that are designed to pay a coupon payment, you are not guaranteed to receive coupon payments. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, or The NASDAQ Stock Exchange, in the case of the Barclays Inverse US Treasury Composite ETNs a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we not required to maintain any listing of the ETNs on NYSE Arca, The NASDAQ Stock Exchange or any other exchange. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the relevant pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. For ETNs linked to indices tracking MLPs, the tax treatment of the ETNs may be less favourable than a direct investment in MLPs. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by Barclays Bank PLC. S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("SPFS"). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 Index to track general market performance.

The VEQTOR Indices are products of S&P Dow Jones Indices LLC ("SPDJI"). S&P®, S&P 500®, and VEQTOR are trademarks of Standard & Poor's Financial Services LLC ("SPFS"). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated ("CBOE"). These trademarks have been licensed to S&P Dow Jones Indices LLC ("SPDJI") and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE, or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the VEQTOR Indices to track general market performance.

The Barclays Women in Leadership Total Return USD IndexTM, the Barclays Inverse US Treasury Futures Composite Index™ and the Atlantic Trust Select MLP Index are trademarks of Barclays Bank PLC.

Shiller Barclays CAPETM US Core Sector Index" is a trademark of Barclays Bank PLC.

“CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPETM US Core Sector Index (the “Index”) which is based on the S&P 500® and the S&P 500® Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC (“SPDJI”), Standard & Poor’s Financial Services LLC (“SPFS”), or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The ETNs based on the Index are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same. ©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of, their respective owners. Contact Us About Us Disclaimer Privacy & Cookies Accessibility © Barclays Bank PLC 2014